Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

Set forth below are slides from a presentation given by executive officers of Old National Bancorp to investors and analysts on January 8, 2014 regarding the proposed merger transaction between Old National Bancorp and United Bancorp, Inc.

*        *        *

Old National Bancorp To Partner With United Bancorp, Inc. A Winning Combination January 8, 2014

Lynell Walton Investor Relations Old National Bancorp

Additional Information for Shareholders of United Bancorp, Inc.
Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National
Bancorp will file with the Securities and Exchange Commission (SEC) a Registration Statement on
Form S-4 that will include a Proxy Statement of United Bancorp, Inc. (“United” or “UBMI”) and a
Prospectus of Old National Bancorp (“Old National” or “ONB”), as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the
Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site
(http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at
www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial
Information” or from United by accessing United’s website at www.ubat.com under the heading “About
Us” and then under the tab “Investor Relations” and then under the tab “SEC Filings.”
Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of United is set forth in the proxy statement for United’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on
March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy
Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Additional Information for Shareholders of Tower Financial Corporation
Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that includes a Proxy Statement of Tower Financial Corporation and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on December 19, 2013. Shareholders of Tower Financial Corporation are urged to read the Registration
Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about
Old National Bancorp and Tower Financial Corporation, may be obtained at the SEC’s Internet site
(http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower Financial Corporation by accessing Tower Financial Corporation’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”
Old National Bancorp and Tower Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower Financial Corporation in connection with the proposed merger. Information about the directors and executive officers of Old National
Bancorp is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower
Financial Corporation is set forth in the proxy statement for Tower Financial Corporation’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Disclosures
Forward-Looking Statement
This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of
1995.  These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefit and other effects of the proposed mergers.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,”
“intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: market, economic, operational, liquidity, credit and interest rate risks associated with Old
National's business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan, including the proposed acquisitions of Tower Financial Corporation and United Bancorp, Inc.; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of Old National’s internal controls;
failure or disruption of our information systems; failure to adhere to or significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in Old National’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission.  These forward-looking statements are made only as of the date of this presentation, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.
Non-GAAP Financial Measures
These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including
amounts, that are excluded from the most directly comparable measure so calculated and presented.   In this regard, GAAP
refers to generally accepted accounting principles in the United States.  Pursuant to the requirements of Regulation G, Old
National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

Madison
Watertown
Milwaukee
Muskegon
Norton Shores
Grand Rapids
Holland
Wyoming
Lansing
Waterford
Flint
Warren
Janesville
Kenosha
Beloit
Rockford
Waukegan
Ann Arbor
Livonia
Taylor
Benton Harbor
Portage
Elgin
De Kalb
Chicago
Aurora
Naperville
Gary
Pearl Beach
Toledo
Joliet
Valparaiso
Bowling Green
Ottawa
Kankakee
Warsaw
Findlay
Streator
Pontiac
Logansport
Lima
Peoria
Marion
Bloomington
Hoopeston
Kokomo
Celina
Lafayette
Sidney
Urbana
Anderson
Piqua
Springfield
Crawfordsville
Dayton
Kettering
Charleston
Paris
Terre Haute
Greenwood
Hamilton
Pana
Fairfield
Effingham
Cincinnati
Robinson
Vandalia
Bedford
Olney
Madison
Salem
Maysville
Mount Vernon
Frankfort
Jeffersontown
Fort Knox
Elizabethtown
Henderson
Owensboro
Cape Girardeau
Madisonville
Litchfield
Campbell
Paducah
Bowling Green
ONB
UBMI

Old National Bancorp to Partner With United Bancorp, Inc.
Expansion in Michigan is a key part of
ONB’s strategy.
ONB can leverage UBMI’s expertise in
small business administration lending
throughout ONB’s footprint.
UBMI’s talented mortgage servicing
operation can be expanded across
ONB’s footprint.
United (OTCQB: UBMI) offers 18 branches
and $806 million of deposits in the
Southeastern Michigan area, doubling ONB’s
presence in Michigan.
Includes branches from pending TOFC transaction

Returned to
community
bank model
2004 2005
Sold non-
strategic
market –
Clarksville, TN
– 5 branches
2006
Sold non-
strategic market
– O’Fallon, IL –
1 branch
2007 2008 2009 2010 2011 2012 2013
Acquired St.
Joseph Capital –
Entry into
Northern IN
market
February, 2007
Acquired 65
Charter One
branches
throughout
Indiana
March, 2009
Acquired Monroe
Bancorp – Enhanced
Bloomington, IN
presence
January, 2011
Acquired IN
Community –
Entry into
Columbus, IN
September, 2012
FDIC-assisted
acquisition of
Integra Bank
July, 2011
Sold non-
strategic
market –
Chicago-area -
4 branches
Consolidation of
21 branches
Acquired 24
MI / IN branches
July, 2013
Consolidation
of 2 branches
Consolidation
of 8 branches
Consolidation
of 1 branch
Consolidation
of 10 branches
Consolidation
of 12 branches
Consolidation
of 44 branches
Consolidation
of 5 branches
Sold  12
branches
Consolidation
of 22
branches
Purchased 175 + 25 pending 22 Sold 125 Consolidations
Pending
acquisition
of Tower
Financial –
Enhancing
Ft. Wayne,
IN presence
Transforming Old National’s Landscape
Pending
acquisition of
United
Bancorp –
Entry into
Ann Arbor, MI
2014

MICHIGAN
OLD NATIONAL BANK
We are proud to serve these communities:
INDIANA
OHIO
ILLINOIS
KENTUCKY

MICHIGAN
OLD NATIONAL BANK
We are proud to serve these communities:
INDIANA
OHIO
ILLINOIS
KENTUCKY

8 2004 2014 8 Transforming Old National’s Landscape Pending Tower and United locations

Lake Michigan
Milwaukee
Chicago
Ann Arbor
Lake Michigan
Milwaukee
Chicago

- New markets since 2004
Per SNL Financial
2014 map includes pending Tower locations
Market
MSA Population
Adding Markets with Greater Populations
2004
Bloomington, IN
162,131
Kalamazoo, MI
328,709
South Bend, IN
319,575
Indianapolis, IN
1,913,665
>50k <50k
Counties with Populations
Columbus, IN
77,943
Ft. Wayne, IN
421,029
Lafayette, IN
205,437
Louisville, KY
1,247,256
Ann Arbor, MI
348,690
2014

Bob Jones President and CEO Old National Bancorp

ONB to Partner With UBMI
Compelling
Strategic
Rationale
• Strengthen ONB’s Michigan footprint by expanding into new, high-quality markets
• Adds 18 full-service branches - $806 million in deposits and $643 million in loans²
• Adds attractive fee business with $869 million in wealth management assets under management and $963 million in loan servicing with experienced residential mortgage and SBA lending teams
Financially
Attractive
• Allows Old National to deploy excess capital in an attractive manner
• Approximately 80% stock / 20% cash deal
• Expected EPS accretion of approximately $.06 in 2015, excluding acquisition charges
• Exceeds internal IRR hurdle
• Expected operating efficiencies of approximately 32%
Low Risk
Opportunity
• Comprehensive due diligence completed
• Will cross the Durbin threshold
• Retention of key management members
• Complementary customer base and business mix
• Positive relationship with United management and board
Financial data as of September 30, 2013, per SNL Financial and Company documents
Consideration of .70 shares¹ of ONB stock + $2.66 in cash for each share of UBMI stock
Implied Transaction value of approximately $13.17 per UBMI share and $173.1 million in the aggregate, assum ing ONB price of $15.02 (as of January 6, 2014)
1
The exchange ratio is subject to adjustment under certain circumstances as provided in the merger agreement.
2
Excludes loans held for sale

$56,895
$53,227
$52,274
$60,755
USA
Indiana
Michigan
Ann Arbor

Using U.S. census data, SNL Financial 2013 market share data
Promising Markets
Ann Arbor, Michigan
Highest median household income MSA in Michigan
Fifth largest MSA in Michigan
Unemployment rate of 6.0%, compared to the
national rate of 7.3%
Listed in Forbes’ 2013 “Best Places for Business and
Careers” and was Livability.com’s 13th “Best Place
to Live”
$332 million of UBMI deposits and 4.82% market
share in Washtenaw county
Adrian, Michigan
Includes UBMI’s Tecumseh headquarters, which has
been used for 117+ years of their 120-year history
UBMI has dominant market share, at 39.95% with
$396 million in deposits in Lenawee county
Notable business operations in Ann Arbor
Projected 2017 Median Household Income

ONB to Partner With UBMI – Highlights
Transaction
Financial Impact
Marks
Capital
Closing
•
Consideration:  .70 shares¹ of ONB stock + $2.66 in cash for each share of UBMI stock
• Assumes 9.2 million shares of ONB common stock issued
• Deal value = approximately $13.17 per UBMI share and $173.1 million in the aggregate, assuming
ONB price of $15.02 (as of January 6, 2014)
• Price / 2015 Estimated adjusted EPS (includes all synergies) of 9.7x
• Price to tangible book of 208%
• Expected to be immediately accretive to EPS in 2014, excluding acquisition charges of approximately $18.0 million
• Expected EPS accretion of approximately $.06 in 2015
• Expected cost saves of approximately 32%, phased in 25% in 2014 and 100% thereafter
• Approximate TBV dilution of 8% earned back in approximately 4 years using the incremental earnings method
• Exceeds internal IRR hurdle
• No revenue synergies assumed in model
• Expected to create goodwill of approximately $121.8 million
• No additional capital raise needed
• Transaction anticipated to close late in 2Q14, subject to regulatory and UBMI shareholder approval and other customary closing conditions
• Loan credit mark estimated at $55.4 million, or 8.6% of total gross loans
• Loan interest rate mark estimated at $22.7 million
1
The exchange ratio is subject to adjustment under certain circumstances as provided in the merger agreement.

Pro Forma Capital Ratios
ONB            Projected
9-30-2013
1
at Closing
2
Peer
Group
Average
9-30-2013
3
Tangible Common Equity/Tangible Assets 8.4% 7.6% 8.3%
Tangible Common Equity/Risk Weighted Assets 13.7% 12.0% 11.8%
Tier 1 Risk-Based Capital 14.2% 13.1% 13.1%
Total Risk-Based Capital 15.1% 13.8% 14.8%
1
See Appendix for Non GAAP Reconciliation
3
See Appendix for definition of ONB’s Peer Group
2
Assumes ONB actual ratios at September 30, 2013, plus First Call Street Estimates, Tower transaction closing in 1Q14, and continuation of
$.10 quarterly cash  dividend

Summary
ONB has a proven track record of performance
– Material earnings accretion expected, excluding transaction costs
– Achievable cost saves expected
– Revenue potential (not built into model) from Wealth Management,
SBA and mortgage
Last three bank deals met or exceeded expectations on
expense saves, internal rate of return, earnings per share
accretion, credit performance and tangible book value earn
back
Financially attractive
Efficient use of capital
Strategic fill-in of attractive Ann Arbor market

Old National Bancorp Thank You Q&A

Old National Bancorp Appendix

Loan Mix

Covered Loans 5%
Other 13%
Commercial 27%
Commercial Real Estate 24%
Consumer 5%
Residential Real Estate 26%

Other 10%
Commercial 16%
Commercial Real Estate 35%
Consumer 6%
Residential Real Estate 33%

Covered Loans 4%
Other 13%
Commercial 26%
Commercial Real Estate 25%
Consumer 5%
Residential Real Estate 27%

Deposit Mix

Jumbo Time 4%
Retail Time 11%
Demand Deposits 27%
NOW 24%
MMDA and Savings 34%

Retail Time 11%
Jumbo Time 12%
Demand Deposits 20%
NOW 29%
MMDA and Savings 28%

Jumbo Time 5%
Retail Time 11%
Demand Deposits 27%
NOW 24%
MMDA and Savings 33%

18 Balance Sheet Mix – As of September 30, 2013 Old National United Pro Forma Old National United Pro Forma Per SNL Financial/company documents

Estimated Merger and Acquisition Charges
HR-related expenses $5.9
Processing and communication expense 6.4
Professional fees 3.4
Occupancy expense 1.8
Marketing .5
Total estimated merger and acquisition charges
1
$18.0
$ in millions
1
Assumed in model to be booked at close – does not include $4.8 million in amortizable transaction costs

(end of period balances- $ in millions)
ONB at
9-30-2013
Projected at
Closing¹
Total Shareholders’ Equity
$1,159.3 $1,395.7
Deduct:  Goodwill and Intangible Assets
(379.3) (607.9)
Tangible Common Shareholders’ Equity
$779.9 $787.8
Total Assets
$9,652.1 $10,942.7
Add:  Trust Overdrafts
.1 0
Deduct:  Goodwill and Intangible Assets
(379.3) (607.9)
Tangible Assets
$9,272.8 $10,334.8
Tangible Common Equity to Tangible Assets
8.41% 7.6%
(end of period balances- $ in millions)
ONB at
9-30-2013
Projected at
Closing¹
Total Shareholders’ Equity
$1,159.3 $1,395.7
Deduct:  Goodwill and Intangible Assets
(379.3) (607.9)
Tangible Common Shareholders’ Equity
$779.9 $787.8
Risk Adjusted Assets
$5,680.6 $6,554.9
Tangible Common Equity to Risk Weighted Assets
13.73% 12.0%
1
Assumes ONB actual ratios at September 30, 2013, plus First Call Street Estimates, Tower transaction closing in 1Q14, and continuation of
$.10 quarterly cash  dividend
Non-GAAP Reconciliations

ONB’s Peer Group
1st Source Corporation SRCE Heartland Financial USA, Inc. HTLF
BancFirst Corporation BANF IBERIABANK Corporation IBKC
BancorpSouth, Inc. BXS MB Financial, Inc. MBFI
Bank of Hawaii Corporation BOH Park National Corporation PRK
Chemical Financial Corporation CHFC Pinnacle Financial Partners, Inc. PNFP
Commerce Bancshares, Inc. CBSH Prosperity Bancshares, Inc. PB
Cullen/Frost Bankers, Inc. CFR Renasant Corp. RNST
F.N.B. Corporation FNB S&T Bancorp, Inc. STBA
First Commonwealth Financial Corporation FCF Susquehanna Bancshares, Inc. SUSQ
First Financial Bancorp. FFBC Trustmark Corporation TRMK
First Interstate BancSystem, Inc. FIBK UMB Financial Corporation UMBF
First Merchants Corporation FRME United Bankshares, Inc. UBSI
First Midwest Bancorp, Inc. FMBI Valley National Bancorp VLY
FirstMerit Corporation FMER WesBanco, Inc. WSBC
Fulton Financial FULT Wintrust Financial Corporation WTFC
Glacier Bancorp, Inc. GBCI
Like-size, publicly-traded financial services companies, generally in the Midwest, serving comparable demographics with comparable services as ONB

Old National Investor Relations Contact
Additional information can be found on the
Investor Relations web pages at
www.oldnational.com
Investor Inquiries:
Lynell J. Walton, CPA
SVP – Director of Investor Relations
812-464-1366
lynell.walton@oldnational.com